Exhibit 99.2

EUPRAXIA PHARMACEUTICALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the Three and Six Months ended June 30, 2026

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

This management’s discussion and analysis (“MD&A”) has been prepared as of August 11, 2026 and should be read in conjunction with the condensed consolidated interim financial statements of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) as at and for the three and six months ended June 30, 2026 and the related notes thereto and in conjunction with the audited consolidated financial statements of the Company and related notes thereto for the years ended December 31, 2025 and 2024 which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All dollar amounts are expressed in U.S. dollars unless otherwise noted. In this MD&A, unless the context requires otherwise, references to “we” or “our” are references to Eupraxia. Additional information relating to the Company is available in our annual information form (“AIF”), filed on SEDAR+ on March 12, 2026 and on EDGAR as an exhibit to our Form 40-F annual report on March 13, 2026.

In the interest of greater clarity for investors, the Company will use “EP-104GI” when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and EP-104IAR when referring to the product candidate that is intended for intra-articular (“IAR”) injections for indications such as osteoarthritis (“OA”), and use “EP-104” to generally refer to all drug candidates and indications that use the extended-release fluticasone propionate (“FP”) encapsulated with the Diffusphere™ technology.

Forward-Looking Statements

Certain statements and information in this MD&A contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;

•	the Company’s intention to evaluate funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities;

•	the Company’s ability to obtain sufficient funding for its operations, including funding for research, development and commercial activities;

•	the Company’s projected operating expenses and capital expenditures;

•	the Company’s ability to achieve profitability;

•	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;

•	the anticipated market reception of the target profile of EP-104GI and EP-104IAR;

•	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;

•	the entry into commercial partnerships and commercialization of the Company’s technology;

•	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);

•	the Company’s ability to enter into out-licencing, co-development and/or collaborative partnerships;

•	the Company’s clinical development programs and activities and the estimated timing thereof;

•	the success of regulatory submissions, including the Company’s belief that its planned clinical trials will support future New Drug Application (“NDA”) submissions for EP-104GI;

•	the obtaining of potential regulatory approval;

•	the hiring of additional research and development team members;

•	the potential for the Company’s technology to impact the drug delivery process;

•	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;

•	the ability of issued patents to provide protection for our products and technology in applicable jurisdictions;

•	the Company’s ability to protect, expand upon and exploit its existing intellectual property;

•	the entry into sponsored research agreements and the benefits therefrom;

•	the competitive advantages of the Company and its technology;

•	the planned development and future success of the Company’s product candidates and results gathered from studies thereof;

•	the development of products from the Company’s competitors;

•	the application of regulations and standards to the Company’s future products and services or research and development activities;

•	the Company’s retention of funds or payment of dividends;

•	the translation of the Company’s technologies and expansion of its offerings into clinical applications;

•	the potential benefits to patients from the Company’s platforms;

•	the value of the strategic relationship to the Company’s clients and investors;

•	the Company’s engagement with legal and regulatory authorities in various jurisdictions;

•	the Company’s anticipated use of its existing cash and cash equivalents, including the use of net proceeds from the 2026 Offering (as defined herein) and the related estimated cash runway;

•	the sufficiency of the Company’s existing cash and cash equivalents to fund its future operating expenses and capital expenditure requirements and potential sources of additional capital;

•	the issuance of common shares in the capital of the Company (the “Common Shares”) upon conversion of the Series 1 Preferred Shares in the capital of the Company (the “Preferred Shares”);

•	the demand and commercial viability of the Company’s technology;

•	the demand and market acceptance for product candidates developed by the Company and for which it receives marketing authorization.
•	the Company’s anticipation that in the future, therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates;

•	the Company’s intention of considering the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI in markets outside of the US;

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the Company’s intention to continue development of EP-104GI through subsequent clinical trials required by the U.S. Food and Drug Administration (the “FDA”) and other global regulatory bodies to obtain commercial approval for marketing in the United States and around the world;

•	the Company’s belief that the future success of EP-104IAR will be dependent on late phase development and commercialization expertise and will require significant resources;

•	the Company’s intention to use its capital resources previously identified for EP-104IAR development to continue development of EP-104GI;

•	the Company’s belief that EP-104 is a promising candidate for prolonged anti-inflammatory use;

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the Company’s belief that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication;

•	the Company’s belief that the EP-104 drug delivery technology platform has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition;

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the Company’s belief that adaptations to the original formulation of EP-104, including modifications to the carrier vehicle and dose, will result in the creation of EP-104GI specific to GI indications;

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the Company’s belief that the ongoing global increase in cases and costs of EoE highlight the significant need for novel safe, efficacious and cost-effective treatments to improve outcomes in its management;

•	the various clinical trials and non-clinical work that the Company believes will be required in support of a future NDA submission for EP-104IAR;

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the Company’s anticipation that it or a potential partner would submit an NDA for EP-104IAR under Section 505(b)(2) of the Food, Drug, and Cosmetic Act to obtain FDA approval, and that such NDA would rely in part on non-clinical studies and clinical trials conducted by the Company or a potential partner, and in part on the FDA’s prior findings of safety and efficacy for the active ingredient for which the Company does not have a right of reference or which have been established in the scientific literature in the public domain;

•	the Company’s belief that the future success of the product candidate will be dependent on late phase development and commercialization expertise and will require significant resources;

•	the Company’s focus over the next 24 months on the execution of the EP-104 development programs;

•	the Company’s intention to seek out-licencing, co-development or marketing partners for its technology, with the potential to expand and exploit its application fully;

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the Company’s intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension, which, depending on market conditions, may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options;

•	the fact that pipeline programs are expected to be another area of potential growth in the next 24 months.

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the Company’s belief that its technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology);

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the Company’s goal to add two pipeline product candidates over the next 24 months to allow for sustained corporate growth, which the Company expects to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies;

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the Company’s plans to enroll approximately 120 patients in the Phase 2b portion of the RESOLVE trial in up to 25 sites globally, assessing tissue health measured by biopsy (EoEHSS and PEC scores), symptom scores (SDI and DSQ), and safety, over a twelve-month period. In Q4 2026, the Company expects to release interim data from the Phase 2b portion of the RESOLVE study.

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the Company’s expectation that at least one Phase 3 study assessing both efficacy (reduced histological signs and improved symptoms) and safety of EP-104GI will be required to seek marketing approval for EP-104GI for EoE;

•	the uses of proceeds of the Company’s offerings;

•	the Company’s expectation that its trend of net losses will continue into the future as it makes further investments in its EP-104 programs;

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the Company’s expectation that research and development expenses will increase as it undertakes clinical trials and incurs significant costs for CROs and consultants, and further investment in additional drug candidates in support of broader pipeline development;

•	the Company’s expectation that general and administrative expenses are likely to remain high in the future as a result of ongoing costs associated with public company compliance; and

•	the Company’s expectations that its growth plans will require further capital and its plans to obtain such capital

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

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we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

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we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts, if any of our product candidates receive marketing authorization;

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we are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in a Phase 1b/2 clinical study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed;

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if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

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adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations;

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clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or comparable non-U.S. regulatory authorities or provide the basis for regulatory approval;

•	our lead product candidates may not be successful for their intended use;

•	our current and future product candidates will require regulatory approval, which is costly, and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

•	we may not be successful formulating any additional product candidates with our Diffusphere platform technology;

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the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicines Agency (“EMA”), Health Canada or other comparable foreign regulatory authorities or otherwise produce positive results;

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we completely rely on third parties to provide supplies and inputs required for our product candidates and, if these third parties fail to fulfill their contractual obligations, we may be unable to pursue further development of our product candidates and our business could be substantially harmed;

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we rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

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the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

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our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed;

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the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA, Health Canada or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our Common Shares;

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interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

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any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

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our current or future product candidates may cause significant adverse events, toxicities or other undesirable adverse events when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential, if approved, or result in significant negative consequences;

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where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or Breakthrough Therapy designation. Even if we receive a designation that would allow for expedited review, we can provide no assurance that we will be able to obtain FDA or other regulatory approval sooner or at all;

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if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance if any of our product candidates are approved;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

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clinical drug development is a lengthy, expensive, and inherently uncertain process, and we may experience delays in completing, or ultimately be unable to successfully complete the clinical trials needed for regulatory approval;

•	the FDA, EMA, Health Canada and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

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obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

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if our product candidates receive regulatory approval, the competitive landscape, standard of care, and pricing and reimbursement environment may have changed by that time, which could significantly reduce the market opportunity and our ability to attain commercially viable pricing for our products;

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pricing for competitive products could decrease due to competition from generic or biosimilar versions of those drugs, which could have a materially negative impact on our ability to capture adequate pricing of our product candidates, if approved;

•	even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

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the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off label uses and failure to comply with these laws and other laws relating to promotion could subject us to enforcement action;

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disruptions at the FDA and other government agencies caused by actions taken by the current U.S. presidential administration or through legislative or judicial action, reductions in force, government shutdowns, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

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we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

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there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, and implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, result in delayed timelines, or otherwise negatively impact us, which could have a material adverse impact on our business;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

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changes in drug pricing and reimbursement policies - including the introduction or expansion of “most-favored-nation” or similar reference-pricing frameworks-could materially reduce achievable pricing, constrain market access, and adversely impact our revenues, margins, and overall business strategy; collaboration arrangements we may enter into in the future may not be successful;

•	provisions of any future debt instruments may restrict our ability to pursue our business strategies;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•	we have traditionally relied on key collaborations and grants;

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we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

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our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully, which may adversely impact our operating results;

•	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize if marketing authorization is received;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

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if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved, for any indication, and any other future products;

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our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we are subject to a number of risks and hazards and may not be sufficiently insured for all of them;

•	we devote significant resources to regulatory compliance as a public entity;

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if we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

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if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	our patent rights may prove to be an inadequate barrier to competition;

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our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts;

•	we may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses;

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we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our Common Shares to decline;

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derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party;

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we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property;

•	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

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obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

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we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers;

•	our rights to develop and commercialize our technology and product candidates, if approved, may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

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if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

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coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies, if approved, profitably;

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our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

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our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•	the market price of the Common Shares may be volatile;

•	investors may lose their entire investment;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to our shareholders for approval;

•	future sales of Common Shares by our existing shareholders could cause our share price to decline;

•	we will need to raise additional financing in the future which may dilute our share capital;

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if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

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the outstanding Preferred Shares, and any future issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to the Company’s technologies or product candidates;

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we have warrants, pre-funded warrants, Preferred Shares convertible into Common Shares, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	our Common Shares may have limited liquidity;

•	we cannot assure you that an active market will develop or be sustained for our Common Shares on the Nasdaq Capital Market (“Nasdaq”);

•	U.S. investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	U.S. holders of our shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company; and

•	if a U.S. holder is treated as owning at least 10% of our Common Shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, we have made various material assumptions, including but not limited to (i) our ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) our ability to obtain positive results from our research and development activities, including clinical trials; (v) sufficient working capital and our ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our product candidates, if approved; (vii) general business and economic conditions; (viii) our ability to achieve profitability; (ix) our ability to successfully commercialize our current product candidates, if approved, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) our ability to protect patents and proprietary rights; and (xiv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks listed above and outlined herein under the headings “Credit risk”, “Liquidity risk”, “Market risk”, “Other price risk”, “Interest rate risk” and “Currency risk” and under the heading “Risk Factors” in the AIF. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Overview of the Company

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates is designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment and being well-tolerated in target and non-target tissues.

Our strategy is to develop a diversified portfolio of product candidates based on our delivery technology. Our lead program, EP-104GI is being developed for the treatment of EoE and is designed to provide sustained, localized delivery of FP into the esophagus. Using the same API, we believe adaptations to this formulation, including modifications to the carrier vehicle and dose, will enable us to develop additional anti-inflammatory product candidates, including applications in additional gastrointestinal (“GI”) indications. Beyond FP, we are exploring other APIs that would benefit from the Diffusphere™ platform’s controlled-release characteristics, with the goal of expanding into additional therapeutic areas. We believe this approach has the potential to generate a robust pipeline of differentiated product candidates focused on addressing multiple areas of high unmet need.

We currently have two distinct clinical development programs, one targeting EoE and the second targeting chronic OA pain in the knee. Both programs are broadly based upon the same API, FP. The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the API. The same underlying API and extended-release formulation is being used in both development programs. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. EP-104 is intended to refer to the extended-release fluticasone propionate encapsulated with the Diffusphere™ technology, which is used in the formulation of both EP-104GI and EP-104IAR.

EP-104 (Long-Acting Fluticasone Propionate Injectable Suspension)

The primary active ingredient of the EP-104 product candidates consists of a solid core of FP coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal, and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, EMA, and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues. We believe these characteristics make EP-104 a promising candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particles themselves, dissolving some of the solid drug core, creating a saturated drug solution inside the microsphere with relatively low drug concentrations outside the microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space is designed to deliver the drug candidate to the intended area at a prolonged and steady rate with close to constant drug levels. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local adverse events often accompanying drugs having conventional release profiles.

Another key feature differentiating EP-104 from other extended-release IA corticosteroid formulations is that more than 90% by weight of EP-104 is the active FP component in the investigational drug product, compared to less than 30% in other polymer-based extended-release products which use degradation.

FP, although approved by the FDA, Health Canada, EMA and other regulatory agencies, is not currently approved for use in any formulation for the treatment of symptoms in either EoE or OA. To our knowledge, EP-104GI and EP-104IAR are the only extended-release formulations of FP in development for these conditions. We believe that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. We believe the drug delivery technology platform also has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The potential for an improved treatment of EoE and OA with our proprietary formulations of EP-104 is further supported by a continually expanding library of data supporting the value of extended-release steroids.

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch.

EP-104GI for Eosinophilic Esophagitis (EoE)

EP-104 is being developed for the treatment of eosinophilic esophagitis (EoE). EoE is characterized by complex type 2 inflammation of the esophagus, leading to difficulty swallowing, pain, and food impaction. Uncontrolled inflammation from EoE can lead to fibrostenosis, where buildup of scarring tissue reduces flexibility and function and may even cause narrowing and blockage of the esophagus.

Market Size

EoE has experienced a global increase in incidence and prevalence over the last decades, particularly in the US and Europe. EoE was classified as rare by the U.S. National Organization for Rare Disorders (“NORD”), however a 5-fold increase in the prevalence of EoE reported between 2009 and 2022, has resulted in the disease no longer being considered rare. The increase in prevalence highlights the growing burden of the disease and the need for new treatments. This burden on healthcare systems and patients is further compounded as EoE frequently leads to mental health issues (anxiety, depression, symptoms hypervigilance, social isolation) and hospitalization and ER visits for food bolus impaction.

As a result of the rapid growth, the most accurate estimates of the incidence and prevalence of EoE are from recently published studies. Thel et al. in 2025 reported a standardized prevalence of 142.5/100 000 in the US, representing >470 000 cases in the US. These numbers were based on patient records from 2022 for patients under 65 (derived from MarketScan), and from patient records from 2017 for patients 65 years and older (derived from Medicare). Given the current growth trajectory, we believe these numbers are likely an underestimate of the current EoE prevalence. Although disease awareness has increased over the years among medical practitioners, these dramatic increases in reports of the incidence and prevalence of EoE appear to be due, at least in part, to a natural raise in cases, as they outpace the rates of diagnostic procedures. Overall, we believe the ongoing global increase in cases and costs of EoE highlight the significant need for novel, safe, efficacious and cost-effective treatments to improve outcomes in the management of the disease.

Development of EP-104GI for EoE

We are currently conducting a Phase 1b/2 clinical trial with EP-104GI in Canada, the Netherlands, Australia, the UK, Switzerland and New Zealand. We also received pre-Investigational New Drug (“IND”) feedback from the FDA on December 3, 2024, to clarify IND-enabling early phase program requirements for conducting studies in the United States. We intend to continue development of EP-104GI through the ongoing clinical trials and other testing required by the FDA for submission of an NDA to potentially obtain commercial approval for marketing in the United States and around the world. We intend to evaluate the possibility of identifying a corporate partner to help with the development and/or commercialization of EP-104GI in markets outside of the United States.

Non-clinical Studies

Non-clinical studies are underway to support the continued clinical investigation of EP-104GI in humans for the treatment of EoE. The pharmacokinetics and safety of EP-104GI are also informed by previous GLP and non-GLP studies conducted in multiple animal species with EP-104IAR.

Clinical Studies

The RESOLVE clinical study is active at sites in Canada, the Netherlands, Australia, UK and Switzerland and New Zealand. The trial comprises two parts: (1) an open-label Phase 1b/2a dose escalation and (2) a randomized, blinded, vehicle-controlled Phase 2b dose optimization.

Part One: Enrollment of this phase of the trial is now complete. No dose-limiting toxicities or drug-related serious adverse events (“SAEs”) have occurred. Serum glucose and cortisol levels have generally been stable post-dose. Transient decreases in serum cortisol have been observed, however, there has been no indication of adrenal insufficiency through clinical signs or symptoms or via ACTH stimulation tests. Available pharmacokinetic data reveal dose-dependent plasma FP concentrations with near-constant levels achieved after the initial peak. Symptom responses assessed by patient questionnaires have generally improved with increasing EP-104GI dose. In the available data, initial symptom improvements at Week 4 have been maintained or enhanced by Week 24 and have remained below baseline values for up to 52 weeks. Histological assessments at Week 12 demonstrate progressive improvements with increasing EP-104GI dose. The Week 36 data available suggest these histological responses can be maintained. Initial data from lower dose cohorts demonstrated sustained symptom response after 52 weeks of treatment. We anticipate continued data readouts from subsequent dose-escalation cohorts throughout 2026, and ongoing enrolment in the dose optimization portion.

Part Two: The RESOLVE clinical study was amended to add a randomized, blinded, vehicle-controlled, dose optimization portion that will enroll approximately 120 adult patients with a confirmed EoE diagnosis and active EoE symptoms. In this part of the study, an initial 30 patients will be randomized 2:1 to receive EP-104GI 120mg total dose or matching vehicle control. Subsequently, 30 additional patients will be randomized 2:1 to receive 160mg or a matching vehicle control. Then an additional 60 patients will be randomized 1:1:1 to receive 120mg, 160mg or vehicle control. The first patient was dosed in the randomized dose optimization portion of the study on July 7, 2025. Outcomes for safety, pharmacokinetics and efficacy are being collected at multiple timepoints for up to 52 weeks post-dose. Interim data from the Phase 2b portion of the RESOLVE study is expected to be available in Q4 2026.

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. Pre-IND feedback from the FDA received on December 3, 2024 provided clarity on IND-enabling early program requirements. We agreed on the design of an IND-enabling non-clinical study and have initiated this study. We expect that at least one Phase 3 study assessing both efficacy (reduced histological signs and improved symptoms) and safety of EP-104GI will be required to seek marketing approval for EP-104GI for EoE. The development program is subject to further discussions with FDA.

Summary of EP-104IAR for Osteoarthritis

EP-104IAR has been evaluated in two clinical studies in OA patients, including a double-blind, placebo-controlled clinical study (protocol EP-104IAR-201) that assessed the efficacy, safety and PK of a single 25 mg dose of EP-104IAR in 318 patients with moderate knee OA (the “SPRINGBOARD study”). Top-line data readout was positive, and was announced on June 26, 2023. Results of the study have been published in The Lancet Rheumatology.

In January 2024, we successfully engaged with the FDA in an End-of-Phase-2 meeting to discuss results from the SPRINGBOARD study and to discuss the necessary clinical and non-clinical activities to support an NDA for EP-104IAR.

We completed a strategic evaluation for the development and commercialization of the EP-104IAR asset. This included an assessment of the remaining development pathway to support an NDA, a comprehensive analysis of the commercial landscape including global pricing dynamics and potential differences in pricing between EP-104GI and EP-104IAR. We also considered the interest from potential partnering companies for global and regional opportunities, and the potential for a partnership for EP-104IAR to create discordant demands for development and pricing of each product. Based on several factors, including the potential risk EP-104IAR could have on EP-104GI commercial opportunity with respect to cross over utilization, we have decided to pause the development and partnering discussions with EP-104IAR until we determine that the risk can be adequately addressed.

Lifecycle Opportunities for EP-104 Products

Corticosteroids are broadly used for various indications that may benefit from a targeted delivery and extended-release profile with minimal adverse events. Natural lifecycle extensions for EP-104 products could include other inflammatory arthropathies, or other GI-related inflammatory conditions.

Eupraxia Business Strategy

Our focus over the 24 months following the date of this MD&A will be the execution of the EP-104 development programs, including:

EP-104GI Program:

•	Completion of the Phase 1b/2a RESOLVE clinical study to evaluate the safety and effectiveness of EP-104GI in the treatment of EoE; Continuing to follow patients and receive results throughout 2026.

•	Complete enrollment of patients into the Phase 2b randomized, placebo-controlled part of the RESOLVE trial to further assess the optimal dose(s).

•	Complete non-clinical work to support filing an IND in the United States.

•	Optimize and manufacture material to support EP-104GI clinical trials, including development of a new vehicle better suited to the location and mode of injection;

•	Initiate a Phase 3 program to evaluate the effectiveness and safety of EP-104GI in EoE.

•	Initiate up to two clinical trial programs in additional indications

EP-104 Platform:

•	Continue to strengthen the IP portfolio around the EP-104 technology;

•	Continue to evaluate portfolio options for EP-104 and the Diffusphere™ technology platform; and

•	Continue to develop the manufacturing process to support all programs.

Completion of Phase 3 development for the EP-104GI program will require additional cash resources. Where appropriate, we may use strategic collaborations or partnerships to accelerate development and maximize the commercial potential of our development programs. In parallel, we intend to seek out-licencing, co-development or marketing partners for our technology, with the potential to expand and exploit its application fully. It is our intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Development of opportunities to leverage our Diffusphere technology with other APIs is another area of potential growth in the next 24 months. Our technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. We believe the technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology). We have previously investigated indications involving post-surgical pain (EP-105) and post-surgical site infections (EP-201). While both programs demonstrated preclinical evidence of supporting our technology, these programs are currently paused so we can remain focused on the programs described previously in this MD&A.

We currently have several pipeline candidates in development with a goal to add two pipeline product candidates over the next 24 months to allow for sustained corporate growth. We expect this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. The information generated from these inquiries will determine whether we should proceed with further development.

Significant Company Events

On April 21, 2026, the Company announced nine-month tissue health and symptom data from the highest dose cohort (Cohort 9) in its ongoing Phase 1b/2a RESOLVE trial in EoE. At 36 weeks, patients in Cohort 9 (n=3) demonstrated a robust response in both tissue health and symptom response compared to their baseline levels. Patients in Cohort 9 also demonstrated the highest response in tissue health at week 36 compared to all other dose cohorts in the RESOLVE trial. Clinical remission in symptoms was maintained in 66% of the patients (2 of 3) in Cohort 9 at week 36. This level of remission was first achieved at week 8 and was maintained through 36 weeks.

On May 1, 2026, the Company announced the appointment of Dr Jeymi Tambiah as Chief Medical Officer.

On May 5, 2026, the Company announced EREFS Data from its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis at Digestive Disease Week (DDW). EREFS is a standardized visual scoring system that gastroenterologists use when performing an endoscopy in EoE patients to assess the severity of inflammation and fibrosis in the esophagus. EREFS data reported by Eupraxia demonstrated a relationship between the number of injections of EP-104GI and the overall improvements in the EREFS findings

On May 6, 2026 the Company announced EoEHSS Sub Scores Data from its Ongoing Phase 1b/2a RESOLVE Trial in Eosinophilic Esophagitis at Digestive Disease Week (DDW). EoEHSS is a standardized method used to monitor esophageal tissue damage in EoE patients. Sub scores of EoEHSS are reported to specifically evaluate the tissue inflammation and tissue architecture (which is a measure of fibrosis). The sub-score data from the highest dose cohorts in the RESOLVE study were reported for the first time at DDW and generally demonstrated improvement in both inflammation and fibrosis following treatment with EP-104GI.

On July 7, 2026 the Company announced the appointment of three industry leaders in drug development and commercialisation in Robert Bazemore, Amy Pott and Dr. Helen Thackray to the Board of Directors.

On July 13, 2026 the Company announced the addition of Dr. Jeff Millard as its Executive Vice President, Technical Operations, and that Dr. Alex Therien, who joined Eupraxia in November 2025, will take the helm of Research & Development in his role as Executive Vice President, Research & Development. The Company also announced the transition of its operations from Victoria to a two-hub organization based out of Vancouver and Seattle. As part of this transition, Amanda Malone, based in Victoria, stepped down from her role as Chief Scientific and Operating Officer.

Selected Financial Information

The financial information reported herein for the three and six months ended June 30, 2026 has been derived from the interim consolidated financial statements for the three and six months ended June 30, 2026 prepared in accordance with U.S. GAAP. The Company’s reporting currency is the U.S. dollar. The Canadian dollar continues to be the functional currency of the Company.

Selected Consolidated Balance Sheet Data

	June 30, 2026 $	December 31, 2025 $
Cash and cash equivalents	52,426,167	80,563,482
Short-term investments	81,234,688	—
Total assets	139,907,536	86,150,008
Equity attributable to owners of the Company	131,276,998	82,041,436
Non-controlling interest	(1,603,236)	(1,595,343)
Total shareholders’ equity	129,673,762	80,446,093

Cash and cash equivalents along with short-term investments increased by $53,097,373 from December 31, 2025. This increase was attributable primarily to the proceeds of the public offering of Common Shares which closed on February 20, 2026 (the “2026 Offering”) of $58,634,895 (net of transaction costs) and proceeds from the exercise of common share purchase warrants of $16,834,083 for the six months ended June 30, 2026 which was partially offset by the Company’s use of cash in operations of $23,239,897. Total assets increased by $53,757,528 as at June 30, 2026 from December 31, 2025. This increase was primarily due to the increase in cash and cash equivalents as well as short-term investments referenced above.

The Company did not pay any dividends or make any distributions to shareholders in any of the above periods.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Revenue	—	—	—	—
Net loss for the period – Owners of the Company	(14,486,955)	(8,740,916)	(27,140,386)	(15,503,524)
Net loss for the period – Non-controlling interest	(6,478)	(6,767)	(7,893)	(11,434)
Net loss for the period	(14,493,433)	(8,747,683)	(27,148,279)	(15,514,958)
Comprehensive loss for the period	(17,022,279)	(7,412,661)	(32,116,549)	(14,141,772)
Loss per share, basic and diluted – Owners of the Company	(0.23)	(0.26)	(0.46)	(0.47)

The net loss for the three months ended June 30, 2026 increased by $5,745,750 when compared to the three months ended June 30, 2025, primarily due to an increase in research and development costs of $7,608,390 as well as an increase in general and administrative costs of $2,230,684 partially offset by an increase in other income of $4,118,124.

The net loss for the six months ended June 30, 2026 increased by $11,633,321 when compared to the six months ended June 30, 2025, primarily due to an increase in research and development costs of $14,932,520 as well as an increase in general and administrative costs of $3,739,379 partially offset by an increase in other income of $7,074,489.

While several of the Company’s vendors have inflationary clauses in their contracts, the impact of inflation is considered immaterial.

Comparison of the Three and Six Months Ended June 30, 2026 and 2025

Results of Operations

	Three months ended June 30, 2026	Three months ended June 30, 2025	Change	Change	Six months ended June 30, 2026	Six months ended June 30, 2025	Change	Change
	$	$	$	%	$	$	$	%
Research and development expenses	12,805,005	5,196,615	7,608,390	146.4	23,978,961	9,046,441	14,932,520	165.1
General and administrative expenses	5,298,168	3,067,484	2,230,684	72.7	10,081,257	6,341,878	3,739,379	59.0
Other income/ (expenses)	3,640,121	(478,003)	4,118,124	(861.5)	6,956,225	(118,264)	7,074,489	(5,981.9)

Net loss before tax expense	(14,463,052)	(8,742,102)	(5,720,950)	65.4	(27,103,993)	(15,506,583)	(11,597,410)	74.8
Tax recovery (expense)	(30,381)	(5,581)	(24,800)	444.4	(44,286)	(8,375)	(35,911)	428.8

Net loss	(14,493,433)	(8,747,683)	(5,745,750)	65.7	(27,148,279)	(15,514,958)	(11,633,321)	75.0
Foreign currency translation adjustment	(2,528,846)	1,335,022	(3,863,868)	(289.4)	(4,968,270)	1,373,186	(6,341,456)	(461.8)

Comprehensive loss	(17,022,279)	(7,412,661)	(9,609,618)	129.6	(32,116,549)	(14,141,772)	(17,974,777)	127.1

Research and Development

Comparing the three months ended June 30, 2026, to the same period in 2025, research and development activities increased by $7,608,390. This increase is primarily due to an increase in activities associated with the EP-104GI program, increases in salaries, bonuses, and benefits due to increased headcount, as well as approximately $1,324,002 related to employment cessation costs related to restructuring operations in anticipation of future growth. In addition to an increase in other research and development costs, and stock-based compensation related to issuance of stock options and restricted share units.

Comparing the six months ended June 30, 2026, to the same period in 2025, research and development activities increased by $14,932,520. This increase is primarily due to an increase in activities associated with the EP-104GI program, increases in salaries, bonuses, and benefits due to increased headcount and salary increases, employment cessation costs as outlined above, an increase in other research and development costs, and stock-based compensation related to issuance of stock options and restricted share units.

General and Administrative

Comparing the three months ended June 30, 2026, to the same period in 2025, general and administrative activities increased by $2,230,684. This increase is primarily due to an increase in stock-based compensation, salaries, bonuses, and benefits, as well as an increase in staff recruitment and other office costs in addition to approximately $79,636 related to employment cessation costs related to restructuring operations in anticipation of future growth. This is partially offset by a decrease in professional fees.

Comparing the six months ended June 30, 2026, to the same period in 2025, general and administrative activities increased by $3,739,379. This increase is primarily due to an increase in staff recruitment and office costs, stock-based compensation, salaries, bonuses, benefits and employment cessation costs at outlined above. This is partially offset by a decrease in professional fees and public company costs.

Other Income/(Expenses)

Comparing the three months ended June 30, 2026, to the same period in 2025, other income increased by $4,118,124 primarily due to an increased foreign exchange gain of $2,984,858 and the increase of interest income of $1,135,970.

Comparing the six months ended June 30, 2026, to the same period in 2025, other income increased by $7,074,496 primarily due to an increased foreign exchange gain of $5,175,528 and the increase of interest income of $1,900,590.

Summary of Quarterly Results

The information in the tables below has been derived from both the Company’s audited consolidated financial statements and unaudited interim consolidated financial statements.

The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Jun 30, 2026 $	Mar 31, 2026 $	Dec 31, 2025 $	Sep 30, 2025 $	Jun 30, 2025 $	Mar 31, 2025 $	Dec 31, 2024 $	Sep 30, 2024 $
Total revenue	—	—	—	—	—	—	—	—

Research & development	12,805,005	11,173,956	7,867,494	4,417,722	5,196,615	3,849,826	4,077,326	4,049,865

General & administrative	5,298,168	4,783,089	8,295,128	2,465,378	3,067,484	3,274,394	3,404,287	2,223,356

Total net loss	(14,493,433)	(12,654,846)	(16,721,336)	(6,369,358)	(8,747,683)	(6,767,275)	(7,532,342)	(5,991,320)

Loss per share, basic and diluted (Owners of the Company)	(0.23)	(0.23)	(0.37)	(0.19)	(0.26)	(0.21)	(0.21)	(0.17)

The Company has incurred net losses in each of its preceding eight quarters as a result of continued activities associated with the Phase 1b/2 clinical trial for EP-104GI.This trend is expected to continue into the future as we make further investments in our EP-104 programs. Research and development expenses are expected to remain high as we undertake clinical trials and incur significant costs for CROs and consultants, and further investment in additional drug candidates in support of broader pipeline development. General and administrative expenses are likely to increase in the future as a result of ongoing costs associated with public company compliance.

Use of Proceeds

The following tables shows the estimated use of net proceeds from the Company’s 2025 Offering and 2026 Offering excluding the effect of the option to purchase additional common shares compared with the actual use of net proceeds:

September 2025 Financing

	Estimated Amount to be Expended	Actual Amount Expended
Phase 2 development of EP-104GI Nonclinical Studies Enabling Phase 3 and NDA Patient Pool Expansion	28,400,000 5,000,000	4,224,665 —
Additional Phase 2 trial in GI Indications for EP-104GI	7,100,000	—
Pipeline	3,400,000	—

Total	$43,900,000	$4,224,665

We intend to allocate the remaining net proceeds to working capital and other general corporate purposes. To date, there have been no material variances to the way the Company intended to use proceeds from the 2025 Offering.

February 2026 Financing

	Estimated Amount to be Expended	Actual Amount Expended
Phase 3 development of EP-104GI	8,000,000	—
Additional Phase 2 trial in GI Indications for EP-104GI	12,000,000	—

Total	$20,000,000	$—

We intend to allocate the remaining net proceeds to working capital and other general corporate purposes.

Liquidity, Capital Resources and Outlook, Management of Cash Resources

As of June 30, 2026, the Company had cash and cash equivalents of $52,426,167 (December 31, 2025 - $80,563,482) and short-term investments of $81,234,688 (December 31, 2026 - $nil).

The Company’s business does not currently generate revenue or positive cash flows from operations and is reliant on equity and debt financing to provide the necessary cash to continue its research and development activities and ongoing operations. There can be no assurance that financing will be available in the future with terms that are satisfactory to the Company.

The Company’s cash flow forecasts are continually updated to reflect actual cash inflows and outflows to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian dollar (“CAD”), U.S. dollar (“USD”), and Australian dollar (“AUD”) exchange rates, the Company estimates its USD, CAD and AUD expenses for the year and sets aside appropriate levels of each currency. By holding USD, CAD and AUD, the Company remains subject to currency fluctuations which effects its loss during any given quarter.

Based on our current plans, we believe that our existing cash and cash equivalents along with short-term investments will be sufficient to fund our planned operations into the second half of 2028. The Company continues to evaluate additional measures to preserve and extend its liquidity availability, including leveraging upfront proceeds from potential business development transactions, or securing additional equity or debt financing. The Company expects that its growth plans and completion of Phase 3 development for the EP-104GI program will require further capital. To meet these needs, the Company may pursue similar funding sources, with a focus on maintaining shareholder value and minimizing dilution.

Comparison of Cash Flow for the Six Months ended June 30, 2026 and 2025

	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$
Net cash provided by (used in):
Operating activities	(23,239,896)	(14,318,325)
Investing activities	(80,224,609)	(335,269)
Financing activities	76,059,354	669,701
Net decrease in cash	(27,405,152)	(13,983,893)
Foreign exchange effect on cash	(732,164)	648,243

Cash used in operating activities for the six months ended June 30, 2026 increased by $8,921,571 compared to the same period in the prior year. The primary driver of this increase was the increased research and development activities.

Cash used in investing activities for the six months ended June 30, 2026 increased by $79,889,340 compared to cash used in investing activities for the same period in the prior year. The primary driver of the increase was the purchase of short-term investments during the six months ended June 30, 2026.

Cash provided by financing activities for the six months ended June 30, 2026 increased by $75,389,653 compared to the same period in the prior year. The primary driver of the increase was the closing of the 2026 Offering for net proceeds of $58,634,895 that occurred February 20, 2026. In addition, $16,834,078 was received for the exercise of warrants. The primary driver of financing activity cash flows for the six months ended June 30, 2025 was the exercise of warrants for $633,861.

Going Concern

The consolidated financial statements of the Company have been prepared on a going concern basis with the assumption that we will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. At June 30, 2026, we had cash and cash equivalents of $52,426,167 as well as short-term investments of $81,234,688. We have not yet generated revenue from operations. We incurred a net loss of $27,148,279 during the six months ended June 30, 2026, and as of that date, our accumulated deficit was $196,720,360. As we are in the research and development stage, the recoverability of the costs incurred to date is dependent upon our ability to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities.

We will periodically have to raise funds to continue operations and raised proceeds of approximately $58.6 million (net of underwriting commissions and estimated expenses) through a public offering of 7,607,145 common shares of the Company and pre-funded warrants to purchase up to 1,428,571 common shares on February 20, 2026. Although we have been successful in doing so in the past, there is no assurance we will be able to do so in the future. We are active in our pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

Our continued operations are dependent on our ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company.

Long-Term Obligations and Other Contractual Commitments

We may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. We have not accrued for these payments as of June 30, 2026 due to the uncertainty over whether these milestones will be achieved. Our significant contingent milestone, royalty and other research and development commitments are as follows:

Auritec License Agreement

Auritec is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform, the “Plexis Platform”. Eupraxia, through its subsidiary, Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”), is a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents owned or controlled by Auritec and for all the technical information and know-how relating to the technology claimed in such patents or possessed by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for the Excluded Fields (as defined in the Amended and Restated License Agreement)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported the Licensed Products (as defined in the Amended and Restated License Agreement).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia LLC, Eupraxia LLC paid the Upfront Fee (as defined in the Amended and Restated License Agreement) of $5,000,000 with the agreement currently in good standing.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated License Agreement as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.

The following table summarizes the remaining milestone payment schedule. During the year ended December 31, 2024, the Company paid $5,000,000 to Auritec upon successful completion of the Phase 2b study. No further milestones have been completed. The Company’s EP-104GI program would meet the definition of a Non-OA Indication as referenced in the Milestone Events below.

Milestone Event	Milestone Payment
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval Non-OA Indication Regulatory Approval	5,000,000 10,000,000
First calendar year in which aggregate Net Sales by Eupraxia LLC, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum milestones payable	$25,000,000

Eupraxia LLC has also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia LLC patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, Eupraxia LLC may immediately terminate the Amended and Restated License Agreement.

Lease Agreements

We entered into a lease agreement on February 28, 2026 for a 5-year term beginning March 1, 2026 and expiring February 28, 2031 for its head office located at 2198 Yukon St, Vancouver, BC The rental area includes approximately 3,199 square feet of office space and approximately 6,684 square feet of laboratory space. The total rent (including both basic rent and additional rent) for the remaining lease term is anticipated to be $1,395,317 (CAD$1,982,746) and does not reflect the impact of the additional 60-month extension option. Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred. As of April 15, 2026, the head office of the Company has been relocated to the office in Vancouver.

On July 6, 2026, we entered into an agreement to sublease premises at 5300 Carillon Point, Suite 300, Kirkland, WA. for a term of five (5) years beginning in July 2026. The rental area is 6,329 sq. ft. and will be mainly used for office space. The total rent for the remaining sublease term is anticipated to be $2,118,633.

On October 21, 2019, we entered into a 5-year lease agreement for its head office located at Suite 201 – 2067 Cadboro Bay Road, Victoria BC, with an expiry date of November 30, 2024. It was subsequently renewed May 13, 2024 for an additional year. On July 15, 2025, we signed a Second Lease Renewal Agreement (“Renewal Agreement”) whereby we renewed its lease for our Victoria, BC facility for an additional twelve months commencing December 1, 2025 and ending November 30, 2026. All other terms of the lease remain unchanged. The total rent for the remainder of the lease extension to November 30, 2026 (inclusive of base rent and additional rent costs) is anticipated to be $62,857 (CAD$89,320). Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred. On April 10, 2026, we formally notified the landlord that we would not be renewing the lease for this property.

Transactions with Related Parties

There were no transactions with related parties during the six months ended June 30, 2026 and 2025, reportable under U.S. GAAP.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year, which, by their nature, are uncertain. Actual outcomes could differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances that affect the reported amounts of assets, liabilities, income and expenses.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

Stock options granted are measured at fair value, using the Black-Scholes option pricing model, at the grant date and expensed over the vesting period. In determining the fair value, we make estimates of the expected volatility of the shares, the expected life of the share-based instrument, and an estimated risk-free interest rate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. We made the following critical accounting judgments:

i)	The determination of the functional currency of the Company and its subsidiaries; and
ii)	Assessment of the appropriateness of the going concern assertion.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This standard requires public business entities to disclose, in the footnotes, a tabular disaggregation of certain expense captions into specific natural categories. The standard is effective for the Company’s annual reporting periods beginning after December 15, 2026 (fiscal year 2027). We do not intend to early adopt this guidance and are currently evaluating the impact that the adoption will have on our financial statement disclosures.

Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities.

There were no changes to our risk exposures or management of risks during the six months ended June 30, 2026. Our risk exposures and the impact on our financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. We believe we have no significant credit risk, as our cash and cash equivalents and short-term investments, being our primary exposure to credit risk, are held with a large Canadian bank. Our maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to the extent possible to meet liabilities when due. As at June 30, 2026, we had cash and cash equivalents of $52,426,167 (December 31, 2025 - $80,563,482) and short-term investments of $81,234,688 (December 31, 2025 - $nil) in addition to current liabilities of $8,550,748 (December 31, 2025 - $5,628,005). We continuously consider certain strategic alternatives including, but not limited to, raising additional capital. These decisions are always made in consideration of the needs of the business, and in conjunction with the potential impact on shareholder dilution.

There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Contractual Obligations at June 30, 2026	Total	Less than 1 year	1-3 years	4-5 years
Accounts Payable	$8,390,871	$8,390,871	—	—
Leases(1)	1,458,174	370,390	888,132	199,652

Total Contractual Obligations	$9,849,045	$8,761,261	$888,132	$199,652

(1)

Includes both basic lease payments as well as payments for property taxes and common area maintenance for the remaining lease term for the Victoria office which goes until November 30, 2026, the Vancouver office and lab which goes until February 28, 2031 and does not include any payments related to the renewal options of each lease.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of June 30, 2026, we had cash and cash equivalents of $52,426,167 and short-term investments of $81,234,688 which are held in term deposits, and bank accounts. Interest rate risk is affected by changes in the general level of interest rates, particularly because the majority of our investments are short-term in nature. Due to the short-term duration the cash and cash equivalent holdings and short-term investments, a 10% change in interest rates would not have a material effect on the fair market value of cash, cash equivalents and short-term investments. In addition, since we also have the ability to hold the cash equivalents and short-term investments until maturity, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates since the rates on the cash equivalents and short-term investments remain fixed until maturity.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk due to the frequency of transactions in US dollars and Australian dollars. We manage our foreign currency exposure by maintaining cash balances in Canadian dollars, US dollars and Australian dollars based on anticipated funding requirements. From time to time, we may convert US dollars into Canadian dollars to fund Canadian operating expenditures and purchase Australian dollars to satisfy anticipated expenditures in Australia. We do not currently enter into derivative instruments or other formal hedging arrangements to manage foreign currency risk. Accordingly, fluctuations in foreign exchange rates may adversely affect our financial position, results of operations, and cash flows.

At June 30, 2026, we held cash and cash equivalents of $39,589,372 (2025 – $77,988,544), short-term investments of $81,234,688 (2025 - $nil) and had accounts payable and accrued liabilities of $1,689,463 (2025 – $942,201) denominated in US dollars which were translated to Canadian dollars at 1.4210 (2025 – 1.3706). The impact of a 10% change in the exchange rates would have an impact of approximately $11,913,460 (2025 – $7,704,614) on profit or loss. We held cash of $1,740,468 (2025 - $1,449,522), accounts payable and accrued liabilities of $793,785 (2025 - $779,455) and had $797,773 in amounts receivable (2025 - $716,095) denominated in Australian Dollars which were translated into Canadian Dollars at 0.9817 (2025 – 0.9147). The impact of a 10% change in the exchange rate would have an impact of approximately $120,516 (2025 - $92,509) on profit or loss. We also have accounts payable in Euros. The impact of a 10% change in the exchanges of the Euro would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. We are not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

We categorize our financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs.

Our financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying value of our financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of our financial instruments measured at amortized cost:

Financial assets/liabilities	June 30, 2026	December 31, 2025
Cash and cash equivalents	$52,426,167	$80,563,482
Short-term investments	$81,234,688	$—
Amounts receivable	$688,219	$674,226
Accounts payable and accrued liabilities	$8,390,871	$5,549,553

Risks and Uncertainties

The primary risk factors affecting the Company are set forth under the heading “Risk Factors” in the AIF.

Outstanding Share Capital

As of the date of this MD&A, we had 65,906,632 Common Shares issued and 8,295,638 Preferred Shares outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of MD&A
Options (1)	7,860,017
Restricted Share Units (2)	1,549,374
2013 Warrants (3)	93,421
Founders Warrants (4)	215,000
Underlying Founders Warrants (5)	215,000
Class B Shares (6)	562,500
Pre-funded Warrants (7)	1,428,571
Convertible Preferred Shares (8)	8,295,638

Total Common Shares Issuable	20,219,521

Notes:

(1)

Represents 4,943,509 options outstanding under the Company’s stock option plan, each having an exercise price between CAD$1.90 and CAD$8.00 and expiry dates ranging from March 5, 2028 to May 13, 2035 in addition to 2,916,508 options outstanding under the Company’s Omnibus Incentive Plan (“OIP”), each having an exercise price between CAD$8.63 and CAD$9.46 and expiry dates ranging from December 15, 2035 to July 13, 2036.

(2)	Represents 1,549,374 Restricted Share Units outstanding under the Company’s OIP.
(3)

Represents common share purchase warrants to acquire up to 93,421 Common Shares at an exercise price of CAD$0.7572 per share, with each such common share purchase warrant expiring 120 days after the warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(4)

Represents common share purchase warrants to acquire 215,000 units, with each unit consisting of one Common Share and one underlying common share purchase warrant (an “Underlying Founder Warrant”) at an exercise price of CAD$0.4984 per unit, expiring 120 days after the warrant holder ceases to be a director, officer or consultant of the Company.

(5)

Represents Underlying Founder Warrants to acquire up to 215,000 Common Shares, at an exercise price of CAD$0.75 per share, expiring two years from the date of exercise of the Underlying Founder Warrant.

(6)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma Inc., the Company’s subsidiary, held by Amanda Malone, the former Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(7)

Each pre-funded warrant entitles the holder thereof to acquire one Common Share at a price of $6.99999 per Pre-Funded Warrant, which equals the public offering price per Common Share less the $0.000001 per share exercise price of each Pre-Funded Warrant following the closing date of the 2026 Offering being February 20, 2026.

(8)

Represents 8,855,638 Common Shares that are issuable on a one-to-one basis for no additional consideration upon conversion of the 8,855,638 Preferred Shares. Of the original 8,905,638 preferred shares issued on October 31, 2024, 50,000 have been converted to common shares as of the date hereof.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to our management, including its CEO and CFO, in a timely manner.

In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The control framework used to design our ICFR uses the framework and criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our ICFR are designed to be effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

The CEO and the CFO have evaluated, or caused to be evaluated under their supervision and determined there were no changes to our internal controls over financial reporting during the three months ended June 30, 2026 that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca. and EDGAR at www.sec.gov/edgar.